SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FULL YEAR PROFIT DOWN 29% TO €1.02BN ON LOWER FARES

GUIDING FLAT GROUP PROFITS FOR THE COMING YEAR

BOARD APPROVES €700M SHARE BUYBACK

Ryanair today (20 May) reported a full year profit of €1.02bn (excl. Lauda). Strong traffic growth, up 7% to 139m, was offset by a 6% decline in fares. Strong ancillary growth (+19%) was offset by higher fuel, staff and EU261 costs.

Full-year Results (IFRS)*	Mar. 31, 2018	Mar. 31, 2019	% Change
Guests	130.3m	139.1m	+7%
Load Factor	95%	96%	+1%
Revenue	€7.15bn	€7.56bn	+6%
PAT	€1.45bn	€1.02bn	-29%
* excl. Lauda €139.5m exceptional start-up loss (FY19). Group traffic (incl. Lauda) was 142m

Ryanair’s Michael O’Leary said:
“As previously guided, Ryanair (excl. Lauda) reports a full year after tax profit of €1.02bn. Short-haul capacity growth and the absence of Easter in Q4 led to a 6% fare decline, which stimulated 7% traffic growth to over 139m (142m guests incl. Lauda). Ancillary sales performed strongly up 19% to €2.4bn, which drove total revenue growth of 6% to €7.6bn.

FY19 highlights include:
●
Ave. fare fell 6% to just €37
●
Traffic grew 9% to 142m (incl. Lauda)
●
Ancillary revenue rose 19% to €2.4bn
●
Yr. end fleet grew to 455 B737 & 19 A320 aircraft
●
406 new routes and 9 new bases launched
●
Ryanair Sun (Buzz) traded profitably in Yr.1
●
Purchase of Lauda completed in Dec. with an exceptional Yr.1 loss of €139m
●
UK AOC received in Dec.
●
Union agreements concluded in most major markets
●
Over €560m returned to shareholders via buybacks

Revenue
Revenues rose 6% to €7.6bn due to 7% higher traffic, a 6% cut in ave. fares to €37, while Ryanair Labs continues to stimulate ancillary sales growth with spend per guest up 11% to over €17. Priority boarding and reserved seat services grew strongly. Ryanair Labs continues to improve our digital platform (website, app & 3rd party ancillary plug-ins).

Cost Leadership
Ryanair has the lowest unit costs of any EU airline, and the cost gap with EU competitors continues to widen. FY19 was a year of investment in our people, our support systems and our business as we grow to 200m guests p.a. by 2024. Ex-fuel unit costs rose 5% (better than previously guided 6%) due to €200m higher staff costs (incl. 20% pilot pay increases) and €50m higher EU261 costs due to the repeated ATC staff shortage disruptions in FY19. As weaker European airlines are sold or fail, airports are competing to attract Ryanair’s efficient, high load factor, traffic growth. Our airport costs are 35% lower than our nearest competitor. During FY19 our oil bill increased by €440m. We are 90% hedged for FY20 at $709 per tonne and 35% hedged for Q1 FY21 at $654.

Group Airlines
In S.2018 we launched Ryanair Sun (now rebranded “Buzz”), our Polish AOC, with 5 B737 aircraft offering charter flights to/from Poland. Buzz has taken over Ryanair’s scheduled bases in Poland and will operate a fleet of 25 aircraft in FY20 (incl. 7 for charters). The Buzz management team successfully delivered a modest profit in their first year of operations.

In December 2018, Lauda (an Austrian AOC) became a wholly owned subsidiary of the Ryanair Group. We consolidated 3m customers in its first year of operations to March 2019 but suffered exceptional start-up losses of €139.5m, mainly due to the very late release of its S.2018 schedules, very low promotional fares, expensive short-term aircraft leases and an unhedged fuel position. Lauda enters its second year with a larger (lower-cost) fleet of 23 A320 aircraft, and a target of just over 6m guests p.a. They have signed agreements to grow this fleet to 35 x A320 aircraft for S.2020 and by year 3 (FY21) we believe Lauda will grow to carry over 8m guests p.a. and will be trading profitably.

Higher oil prices and lower fares have seen a wave of EU airline failures including Primera (UK & Spain), Small Planet, Azur and Germania (Germany), Sky Works (Switz.), VLM (Belgium), Cobalt (Cyprus), Cello & Flybmi (UK) and WOW (Iceland). Flybe (UK) was sold, while both Alitalia and Thomas Cook airline are currently for sale.

Ryanair closed unprofitable bases in Bremen & Eindhoven and we cut aircraft numbers in Niederrhein, Hahn and the Canary Islands. Norwegian has closed multiple bases (many where they compete with Ryanair), including Rome, Las Palmas, Palma, Tenerife, Edinburgh & Belfast, and they will cut their Dublin base from 6 to 1 aircraft in October. Wizz (Poznan), Lufthansa (Dusseldorf) and EasyJet (Oporto) have also announced base cuts and/or closures in recent months. We expect further consolidation and airline failures in winter 2019 and again into 2020 due to over-capacity, weaker fares, and higher oil prices particularly among those airlines who are significantly unhedged, or unable to hedge.

Boeing 737 MAX
We have delayed the delivery of our first 5 B737-MAX aircraft to Winter 2019 (subject to regulatory approval by EASA). We continue to have utmost confidence in these aircraft which have 4% more seats, are 16% more fuel efficient and generate 40% lower noise emissions. They are hedged at an average €/$ rate of 1.24 out to FY24, and will deliver significant unit cost savings for the next 5 years, although the delayed deliveries in 2019 means that we will not see any meaningful cost benefit until FY21.

Balance Sheet & Fleet
The Group’s BBB+ rated balance sheet is one of the strongest in the industry. Almost 95% of our 455 aircraft fleet is owned, with over 63% debt free. At year end the Group had €3.2bn gross cash. Ryanair generated almost €2bn net cash from operations in FY19, but spent over €1.5bn on capex (primarily aircraft, simulators, engines & hangars), returned €560m to shareholders in share buybacks, and repaid more than €400m of debt. As a result, year-end net debt rose slightly to €450m. We recently concluded a low-cost, €750m unsecured (5-year) bank facility. This facility, coupled with strong operating cashflows, will fund this year’s peak capex of c.€2bn, maturing secured debt and other general corporate purposes. We are also in advanced negotiations to sell 10 of our oldest B737s for over $170m before the end of March 2020.

Shareholder Distributions
The Board has approved a €700m share buyback which will commence later this week and run over the next 9 to 12 months. We expect to split this approx. €500m/€200m between ADR’s and ordinary shares, although the Board has discretion to revise this allocation. This latest buyback will bring to almost €7bn of the funds returned to shareholders since 2008.

FY20 Guidance
While we separately disclosed Lauda’s year 1 start-up loss as exceptional in FY19, their FY20 results will not be split out in the Ryanair Group income statement. FY20 guidance is therefore for the consolidated Ryanair Group.

Our outlook for FY20 remains cautious on pricing. Traffic will grow by 8% to 153m. Assuming revenue per pax (“RPP”) growth of 3%, we are guiding broadly flat Group profits. This will range from €750m if RPP rises 2%, up to €950m if RPP rises 4%. While H1 bookings are slightly ahead of last year, fares are lower and we expect this trend will continue through S.2019. We have zero H2 visibility. Costs will increase as our full-year fuel bill jumps by another €460m. Ex-fuel unit costs will rise by just 2%, mainly due to stronger sterling, the absence of Lauda prior-year cost comparisons for most of H1 and delivery delays of the B737 MAX aircraft this year. This guidance is heavily dependent on close-in peak summer fares, H2 prices, the absence of security events, and no negative Brexit developments.”

ENDS.

For further information	Neil Sorahan	Piaras Kelly
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Ryanair Holdings plc, Europe’s largest airline group, is the parent company of Ryanair DAC, Lauda, Buzz and Ryanair UK. Carrying over 153m guests p.a. on more than 2,400 daily flights from 87 bases, the group connects over 200 destinations in 37 states on a fleet of over 475 aircraft, with a further 210 Boeing 737’s on order, which will enable Ryanair Holdings to lower fares and grow traffic to 200m p.a. by FY24. Ryanair Holdings has a team of more than 19,000 highly skilled aviation professionals delivering Europe’s No.1 on-time performance, and extending an industry leading 34-year safety record.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union (“EU”) and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors and unforeseen security events.

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Preliminary Balance Sheet as at March 31, 2019 (unaudited)

		At Mar 31,	At Mar 31,
		2019	2018
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	9,029.6	8,123.4
Intangible assets	11	146.4	46.8
Derivative financial instruments		227.5	2.6
Deferred tax		43.2	-
Total non-current assets		9,446.7	8,172.8

Current assets
Inventories		2.9	3.7
Other assets		238.0	235.5
Trade receivables		59.5	57.6
Derivative financial instruments		308.7	212.1
Restricted cash		34.9	34.6
Financial assets: cash > 3 months		1,484.4	2,130.5
Cash and cash equivalents		1,675.6	1,515.0
Total current assets		3,804.0	4,189.0

Total assets		13,250.7	12,361.8

Current liabilities
Trade payables		573.8	249.6
Accrued expenses and other liabilities		2,992.1	2,502.2
Current maturities of debt		309.4	434.6
Derivative financial instruments		189.7	190.5
Current tax		31.6	36.0
Total current liabilities		4,096.6	3,412.9

Non-current liabilities
Provisions		135.6	138.1
Derivative financial instruments		8.0	415.5
Deferred tax		460.6	395.2
Other creditors		-	2.8
Non-current maturities of debt		3,335.0	3,528.4
Total non-current liabilities		3,939.2	4,480.0

Shareholders' equity
Issued share capital	13	6.8	7.0
Share premium account		719.4	719.4
Other undenominated capital	13	3.2	3.0
Retained earnings	13	4,181.9	4,077.9
Other reserves		303.6	(338.4)
Shareholders' equity		5,214.9	4,468.9

Total liabilities and shareholders' equity		13,250.7	12,361.8

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Preliminary Income Statement for the year ended March 31, 2019 (unaudited)

			Pre-Except.	Lauda. Except.	IFRS	IFRS
			Year	Year	Year	Year
			Ended	Ended	Ended	Ended
			Mar 31,	Mar 31,	Mar 31,	Mar 31,
		Change*	2019	2019	2019	2018
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+1%	5,166.5	134.5	5,301.0	5,134.0
Ancillary revenues		+19%	2,396.4	-	2,396.4	2,017.0
Total operating revenues		+6%	7,562.9	134.5	7,697.4	7,151.0

Operating expenses
Fuel and oil		+23%	2,343.7	83.5	2,427.2	1,902.8
Airport and handling charges		+9%	1,026.3	-	1,026.3	938.6
Staff costs		+28%	945.0	-	945.0	738.5
Route charges		+3%	722.7	-	722.7	701.8
Depreciation		+13%	635.4	-	635.4	561.0
Marketing, distribution and other		+12%	458.5	-	458.5	410.4
Maintenance, materials and repairs		+19%	177.2	-	177.2	148.3
Aircraft rentals		-20%	65.5	-	65.5	82.3
Lauda costs		-	-	223.9	223.9	-
Total operating expenses		+16%	6,374.3	307.4	6,681.7	5,483.7

Operating profit/(loss)		-29%	1,188.6	(172.9)	1,015.7	1,667.3

Other (expense)/income
Net finance expense Share of associate losses	11	-5%	(55.4) -	- (9.8)	(55.4) (9.8)	(58.1) -
Foreign exchange (loss)/gain			(2.4)	-	(2.4)	2.1
Total other (expense)/income		+3%	(57.8)	(9.8)	(67.6)	(56.0)

Profit/(loss) before tax		-30%	1,130.8	(182.7)	948.1	1,611.3

Tax (expense)/credit on profit	4	-34%	(106.3)	43.2	(63.1)	(161.1)

Profit/(loss) for the year – attributable to equity holders of parent		-29%	1,024.5	(139.5)	885.0	1,450.2

Earnings per ordinary share (€)
Basic	9	-36%			0.7739	1.2151
Diluted	9	-36%			0.7665	1.2045
Weighted ave. no. ord. shares (in Ms)
Basic	9				1,143.6	1,193.5
Diluted	9				1,154.6	1,204.0

*With the exception of EPS, the percentage change since prior year is calculated based on the pre-Lauda costs for FY19.

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Preliminary Statement of Comprehensive Income for the year ended March 31, 2019 (unaudited)

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2019	2018
	€M	€M

Profit for the year	885.0	1,450.2

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	634.3	(581.6)

Other comprehensive income/(loss) for the year, net of income tax	634.3	(581.6)

Total comprehensive income for the year – attributable to equity holders of parent	1,519.3	868.6

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Preliminary Statement of Cash Flows for the year ended March 31, 2019 (unaudited)

		Year	Year
		Ended	Ended
		Mar 31,	Mar 31,
		2019	2018
	Note	€M	€M
Operating activities
Profit after tax		885.0	1,450.2

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		635.4	561.0
Decrease/(increase) in inventories		0.8	(0.6)
Tax expense on profit		63.1	161.1
Share based payments		7.7	6.4
(Increase) in trade receivables		(1.9)	(3.3)
(Increase) in other assets		(2.1)	(14.1)
Increase/(decrease) in trade payables		324.2	(44.5)
Increase in accrued expenses		221.7	241.1
(Decrease) in other creditors		(2.8)	(9.6)
(Decrease) in provisions		(2.5)	(0.1)
(Decrease)/increase in net finance expense Share of equity accounted investment’s loss		(2.0) 9.8	4.5 -
Tax paid		(72.0)	(118.9)
Net cash provided by operating activities		2,064.4	2,233.2

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(1,541.6)	(1,470.6)
(Increase) in restricted cash		(0.3)	(22.8)
Decrease in financial assets: cash > 3 months		646.1	774.0
(Increase) in intangible assets		(99.6)	-
Acquisition of subsidiary (net of cash acquired)		(25.0)	-
Net cash (used in) by investing activities		(1,020.4)	(719.4)

Financing activities
Shareholder returns		(560.5)	(829.1)
Proceeds from long term borrowings		99.9	65.2
Repayments of long term borrowings	13	(422.8)	(458.9)
Net cash (used in) financing activities		(883.4)	(1,222.8)

Increase in cash and cash equivalents		160.6	291.0
Cash and cash equivalents at beginning of the period		1,515.0	1,224.0
Cash and cash equivalents at end of the year		1,675.6	1,515.0

Included in cash flows from operating activities for the year are the following amounts:
Net interest expense paid		(57.4)	(53.2)

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Preliminary Statement of Changes in Shareholders’ Equity for the year ended March 31, 2019 (unaudited)

						Other Reserves
	Ordinary	Issued Share	Share Premium	Retained	Other Undenom.		Other
	Shares	Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2017	1,217.9	7.3	719.4	3,456.8	2.7	221.9	14.9	4,423.0
Profit for the year	-	-	-	1,450.2	-	-	-	1,450.2
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	(581.6)	-	(581.6)
Total other comprehensive income	-	-	-	-	-	(581.6)	-	(581.6)
Total comprehensive income	-	-	-	1,450.2	-	(581.6)	-	868.6
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	6.4	6.4
Repurchase of ordinary equity shares	-	-	-	(829.1)	-	-	-	(829.1)
Cancellation of repurchased ordinary shares	(46.7)	(0.3)	-	-	0.3	-	-	-
Balance at March 31, 2018	1,171.2	7.0	719.4	4,077.9	3.0	(359.7)	21.3	4,468.9
Adjustment on initial application of IFRS 15 (net of tax)	-	-	-	(249.4)	-	-	-	(249.4)
Adj. balance at March 31, 2018	1,171.2	7.0	719.4	3,828.5	3.0	(359.7)	21.3	4,219.5
Profit for the year	-	-	-	885.0	-	-	-	885.0
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	634.3	-	634.3
Total other comprehensive income	-	-	-	-	-	634.3	-	634.3
Total comprehensive income	-	-	-	885.0	-	634.3	-	1,519.3
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	7.7	7.7
Repurchase of ordinary equity shares	-	-	-	(560.5)	-	-	-	(560.5)
Other	-	-	-	28.9	-	-	-	28.9
Cancellation of repurchased ordinary shares	(37.8)	(0.2)	-	-	0.2	-	-	-
Balance at March 31, 2019	1,133.4	6.8	719.4	4,181.9	3.2	274.6	29.0	5,214.9

Ryanair Holdings plc and Subsidiaries

Introduction

For the purposes of the Management Discussion and Analysis (“MD&A”) (with the exception of the balance sheet commentary below) all figures and comments are by reference to the adjusted results excluding the exceptional item referred to below. A reconciliation of the results for the year under IFRS to the adjusted results is provided in note 8 of this preliminary financial report.

The exceptional item in the year ended March 31, 2019 comprised Lauda’s exceptional start-up losses of €139.5M. Lauda became a subsidiary at the start of August 2018 (See note 11).

MD&A Year Ended March 31, 2019

Income Statement

Scheduled revenues:

Scheduled revenues increased by 1% to €5,166.5M due to 7% traffic growth (to 139.1M) offset by a 6% reduction in average fares to €37.

Ancillary revenues:

Ancillary revenues rose by 19% to €2,396.4M due to 7% traffic growth, improved uptake of ancillary products, particularly reserved seating and priority boarding services offset by the timing of revenue recognition on certain fees (approx. €38M) following the transition to IFRS 15.

Total revenues:
As a result of the above, total revenues increased by 6% to €7,562.9M.

Operating Expenses:

Fuel and oil:

Fuel and oil rose by 23% to €2,343.7M due to higher fuel prices, an 8% increase in flight hours and the higher cost of carbon credits.

Airport and handling charges:

Airport and handling charges increased by 9% to €1,026.3M broadly in line with traffic growth.

Staff costs:

Staff costs increased 28% to €945.0M due to pilot pay increases, 8% more flight hours, recruitment of additional engineers to support growth, investment in pilot & cabin crew training and a 3% pay increase for non-flight-staff awarded in April 2018.

Route charges:

Route charges rose by 3% to €722.7M due to the 7% increase in sectors offset by a decrease in unit rates.

Depreciation:

Depreciation is 13% higher at €635.4M, due to the 29 additional B737 owned aircraft in the fleet at period end, the purchase of 9 spare engines, 2 simulators and 2 new hangars.

Marketing, distribution and other:

Marketing, distribution and other rose by 12% to €458.5M primarily due to higher EU261 costs arising mainly from ATC disruptions and related cancellations during the year.

Maintenance, materials and repairs:

Maintenance, materials and repairs increased by 19% to €177.2M due to higher scheduled engine maintenance arising from the higher number of shop visits for older aircraft and the timing of lease handbacks.

Aircraft rentals:

Aircraft rentals fell by 20% to €65.5M due to 5 fewer leased B737 aircraft in the fleet compared to the same period last year. (FY 19: 26 / FY 18: 31).

Unit costs rose by 9% (excluding fuel they increased by 5%).

Net finance expense:

Net finance expense decreased by 5% to €55.4M due to lower gross debt and higher interest rates on deposits.

Balance sheet:

Gross cash decreased by €485.2M to €3,194.9M at March 31, 2019.

Gross debt fell by €318.6M to €3,644.4M due to debt repayments.

€2,064.4M net cash was generated by operating activities. Capital expenditure was €1,541.6M and shareholder returns amounted to €560.5M.

Net debt was €449.5M at year end. (March 2018: €282.9M).

Shareholders’ equity:

Shareholders’ equity increased by €746.0M to €5,214.9M in the period due to IFRS hedge accounting treatment for derivatives of €634.3M and consolidated group net profit after tax of €885.0M, offset by €560.5M of shareholder returns and the IFRS 15 transition adjustment to opening reserves.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Preliminary Financial Statements

1. Basis of preparation and significant accounting policies

Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The unaudited condensed consolidated preliminary financial statements of the Company for the year ended March 31, 2019 comprise the Company and its subsidiaries (together referred to as the “Group”).

These unaudited condensed consolidated preliminary financial statements (“the preliminary financial statements”), which should be read in conjunction with our 2018 Annual Report for the year ended March 31, 2018, have been prepared in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” as adopted by the EU (“IAS 34”). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2018, are available at http://investor.ryanair.com/.

The March 31, 2019 figures and the March 31, 2018 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2018, together with the independent auditor’s report thereon, were filed with the Irish Registrar of Companies following the Company’s Annual General Meeting and are also available on the Company’s Website. The auditor’s report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated preliminary financial statements for the year ended March 31, 2019 on May 17, 2019.

Except as stated otherwise below, this year’s financial information has been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

Accounting for Investment in associates

An associate is an entity over which the Company has significant influence.  Significant influence is the power to participate in the financial and operating decisions of the entity, but is not control over these policies.  The Company’s investment in associates was accounted for using the equity method.  The consolidated income statement reflects the Company’s share of profit/losses after tax of the associate.  Investments in associates are carried on the consolidated balance sheet at cost adjusted for post-acquisition changes in the Company’s share of net assets, less any impairment in value.  If necessary, any impairment losses on the carrying amount of the investment in the associate are reported within the Company’s share of equity accounted investments results in the consolidated income statement.  If the Company’s share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred obligations in respect of the associate.

Accounting for business combinations

Business combinations are accounted for using the acquisition method from the date that control is transferred to the Group. Under the acquisition method, consideration transferred is measured at fair value on the acquisition date, as are the identifiable assets acquired and liabilities assumed.

When the initial values of assets and liabilities in a business combination have been determined provisionally, any subsequent adjustments to the values allocated to the identifiable assets and liabilities (including contingent liabilities) are made within twelve months of the acquisition date and presented as adjustments to the original acquisition accounting. Acquisition related costs are expensed in the period incurred.

Accounting for subsidiaries

Subsidiaries are all entities controlled by the Group. The Group controls an entity when it is exposed to (has rights to) variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The results of subsidiary undertakings acquired during the year are included in the Group Income Statement from the date at which control of the entity was obtained. They continue to be included in the Group Income Statement until control ceases.

Newly effective EU-endorsed standards and amendments

The following new and amended IFRS standards and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on or after January 1, 2018 and therefore have been applied by the Group for the first time in these condensed consolidated preliminary financial statements;

●
IFRS 15: “Revenue from Contracts with Customers including Amendments to IFRS 15” (effective for fiscal periods beginning on or after January 1, 2018) (see below)

●
IFRS 9: “Financial Instruments” (effective for fiscal periods beginning on or after January 1, 2018) (see below)

●
Amendments to IFRS 2: “Classification and Measurement of Share Based Payment Transactions” (effective for fiscal periods beginning on or after January 1, 2018)

●
Annual Improvements to IFRS 2014-2016 Cycle (effective for fiscal periods beginning on or after January 1, 2018)

●
IFRIC Interpretation 22: “Foreign Currency Transactions and Advance Consideration” (effective for fiscal periods beginning on or after January 1, 2018)
●
Amendments to IAS 40: “Transfers of Investment Property” (effective for fiscal periods beginning on or after January 1, 2018)

New standards and amendments issued but not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. A more detailed transitional impact for IFRS 16 is included below. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●
IFRS 16: “Leases” (effective for fiscal periods beginning on or after January 1, 2019) (see below)

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IFRIC 23: “Uncertainty over Income Tax Treatments” (effective for fiscal periods beginning on or after January 1, 2019)
●
Amendments to IFRS 9: “Prepayment Features with Negative Compensation” (effective for fiscal periods beginning on or after January 1, 2019) (see below)

●
Amendments to IAS 28: “Long-term interests in Associates and Joint Ventures” (effective for fiscal periods beginning on or after January 1, 2019)

●
Annual improvements to IFRS Standards 2015-2017 Cycle (effective for fiscal periods beginning on or after January 1, 2019)

●
Amendments to IAS 19: “Plan Amendment, Curtailment or Settlement” (effective for fiscal periods beginning on or after January 1, 2019)

●
Amendments to References to the Conceptual Framework in IFRS Standards (effective for fiscal periods beginning on or after January 1, 2020)*

●
Amendments to IFRS 3: “Business Combinations” (effective for fiscal periods beginning on or after January 1, 2020)*

●
Amendments to IAS 1 and IAS 8: “Definition of Material” (effective for fiscal periods beginning on or after January 1, 2020)*

*These standards or amendments to standards are not as yet EU endorsed

IFRS 15 and IFRS 9 have been adopted in the financial year ended March 31, 2019. Changes to significant accounting policies, together with the impact of adoption, are described below:

IFRS 15: Revenue from Contracts with Customers

The Group has adopted IFRS 15 with effect from April 1, 2018. The standard establishes a five-step model to determine when to recognise revenue and at what amount. Revenue is recognised when the good or service has been transferred to the customer and at the amount to which the entity expects to be entitled.

The impact of initially applying the standard is mainly attributed to certain ancillary revenue streams where the recognition of revenue is deferred under IFRS 15 to the flight date where it was previously recognised on the date of booking. For the majority of our revenue, the manner in which we previously recognised revenue is consistent with the requirements of IFRS 15. The change in the timing of ancillary revenue recognition means that an increased amount of revenue will be recognised in the first half of the year under IFRS 15, with less revenue recognised in the second half of the year, particularly in Quarter 4.

The Group has adopted IFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard recognised at the date of initial application (i.e. April 1, 2018). Accordingly, the comparatives have not been restated – i.e. they are presented, as previously reported, under IAS 18 and related interpretations. The impact on transition to IFRS 15, was a reduction in retained earnings (net of tax) of €249M at April 1, 2018.

The impact of adopting IFRS 15 on the Group’s preliminary balance sheet as at March 31, 2019 was an increase in the amount of deferred revenue of €287M, compared with the amount that would have been recognised under IAS 18 and related interpretations. The impact on the preliminary income statement and the preliminary statement of comprehensive income is to decrease ancillary revenue in the year ended March 31, 2019 by €38M.

There is a nil net impact on the Group’s preliminary statement of cash flows for the year ended March 31, 2019.

IFRS 9: Financial Instruments

The Group has adopted IFRS 9 with effect from April 1, 2018 and has not restated comparative information.  The standard introduces a new model for the classification and measurement of financial assets, a new impairment model based on expected credit losses and a new hedge accounting model to more closely align hedge accounting with risk management strategy and objectives. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

Financial assets, excluding derivatives, are accounted for at amortised cost, fair value through other comprehensive income or fair value through profit or loss depending on the nature of the contractual cash flows of the asset and the business model in which it is held. Accordingly, no transition adjustment to carrying values arose in the year ended March 31, 2019. Neither was there a material increase in provisions as a result of applying the new expected loss impairment model to our financial assets as a result of adoption of IFRS 9 in the year ended March 31, 2019. All of Ryanair’s financial assets continue to be held at amortised cost. The Group has not elected to adopt the new general hedge accounting model in IFRS 9.

IFRS 16: Leases

IFRS 16 introduces a single, on-balance sheet, lease accounting model for lessees. A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items.

The standard is effective for fiscal periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15: Revenue from Contracts with Customers at or before the date of initial application of IFRS 16. Ryanair does not intend to early adopt IFRS 16.

The impact of the IFRS 16 transition will increase non-current assets on April 1, 2019 by c. €130M, increase liabilities by c. €140M and reduce equity (and distributable reserves) by approximately €10M.

2. Judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated preliminary financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3. Seasonality of operations

The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group’s consolidated effective tax rate in respect of operations for the year ended March 31, 2019 was 6.7% (March 31, 2018: 10.0%). The tax charge for the year ended March 31, 2019 of €63.1M (March 31, 2018: €161.1M) comprises a current tax charge of €96.5M, a deferred tax charge of €9.8M relating to the temporary differences for property, plant and equipment, a transitional adjustment on adoption of IFRS15 (effective April 2018), and a deferred tax credit of €43.2M relating to Lauda losses.

5. Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The Company granted options over 20 million shares in the period, under the terms of the 2013 Share Option Scheme approved by the shareholders at the AGM in September 2013 (“Option Plan 2013”). The charge of €7.7M in the year ended March 31, 2019 (March 31, 2018: €6.4M), is the fair value of these options, and options granted in prior periods, which is being recognised within the income statement in accordance with employee services rendered.

6. Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

7. Capital commitments

At March 31, 2019 the Group had an operating fleet of 455 (2018: 431) Boeing 737 aircraft and 16 Airbus A320 aircraft. The Group agreed to purchase 183 new Boeing 737-800NG aircraft from the Boeing Corporation during the periods FY15 to FY19, all of which (including 29 in the year) were delivered at March 31, 2019.

The Group also agreed to purchase up to 210 (135 firm and 75 options) Boeing 737-MAX-200 aircraft from the Boeing Corporation during the periods FY20 to FY24.

8. Analysis of operating segment

The Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group’s Chief Operating Decision Maker (CODM).

The CODM assessed the performance of the business based on the adjusted profit/(loss) after tax of the Group for the year.

Reportable segment information is presented as follows:

	Year	Year
	Ended	Ended
	Mar 31, 2019	Mar 31, 2018
	€M	€M
Revenues (includes €134.5M Lauda revenues in the year ended March 31, 2019 only)	7,697.4	7,151.0

Reportable segment adjusted profit after tax	1,024.5	1,450.2
Lauda losses	(139.5)	-

IFRS profit after tax	885.0	1,450.2

	Total	Total
	At Mar 31, 2019 €M	At Mar 31, 2018 €M
Reportable segment assets	13,250.7	12,361.8
Reportable segment liabilities	8,035.8	7,892.9

The Company has two main categories of revenue, scheduled revenues and ancillary revenues. The split of revenues between these two categories is as shown on the face of the consolidated preliminary income statement.

Further analysis on segmental reporting will be available in the Company’s Annual Report and 20F documents for the year ended March 31, 2019 which will be published in July 2019.

9.
Earnings per share
	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2019	2018

Basic earnings per ordinary share (€)	0.7739	1.2151
Diluted earnings per ordinary share (€)	0.7665	1.2045
Weighted average number of ordinary shares (in M’s) – basic	1,143.6	1,193.5
Weighted average number of ordinary shares (in M’s) – diluted	1,154.6	1,204.0

Diluted earnings per share takes account of the potential future exercises of share options granted under the Company’s share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 11.0M (2018: 10.5M).

10.
Property, plant and equipment

Acquisitions and disposals

Capital expenditure in the year ended March 31, 2019 amounted to €1,541.6M and primarily relates to aircraft pre delivery payments, 29 aircraft deliveries, spare engines, maintenance hangar construction costs and simulators.

11.
Business combinations

Acquisition of a Subsidiary

In April 2018, the Company purchased a 24.9% stake in Lauda. This investment was accounted for using the equity method. In August 2018, the Company acquired a further 50.1% of the shares and voting interests in Lauda. The Company has since increased it’s holding in Lauda to 100%. Lauda gives the Group access to valuable slots at slot constrained airports in Germany, Austria and Spain.

In the year ended March 31, 2019, Lauda contributed revenue of €134.5M and an operating loss of €172.9M to the Group’s results. Ryanair also recognised €9.8M in share of losses in associate prior to consolidation of Lauda, and recognised a deferred tax credit of €43.2M relating to the recognition of a deferred tax asset in respect of Lauda post-acquisition losses.

Consideration transferred and assets and liabilities assumed

The following table summarises the fair value of assets acquired and liabilities assumed at the date of acquisition of control and the consideration transferred to acquire control of Lauda:

€M
Consideration:
- Consideration (liabilities & cash paid)	32.0
- Fair value of existing equity interest	6.0
- Elimination of intercompany loans	60.5
Total	98.5

Net assets acquired:
- Intangible assets	99.6
- Cash and cash equivalents	7.0
- Other assets acquired	43.4
- (Liabilities) acquired	(51.5)
Total	98.5

Goodwill

As the value of identifiable net assets acquired substantially equalled the value of the consideration paid plus the fair value of the existing interest in Lauda, there was a nil value attributed to Goodwill. The re-measurement to fair value of the Group’s initial 24.9% interest in Lauda, from its pre acquisition carrying value of nil, resulted in a gain of €6M. This amount has been included in share of associate losses in the condensed preliminary income statement.

12.
Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group’s financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These preliminary financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2018 Annual Report. There have been no changes in our risk management policies in the year.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:

● Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
● Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
● Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group’s financial instruments:

Financial instruments measured at fair value

● Derivatives – interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
● Derivatives – currency forwards and aircraft fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2019 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the year ended March 31, 2019, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

● Long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at March 31, 2019 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the year ended March 31, 2019 that affect the fair value of our financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2019	2019	2018	2018
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	220.7	220.7	2.6	2.6
- Jet fuel derivative contracts	4.5	4.5
- Interest rate swaps	2.3	2.3	-	-
	227.5	227.5	2.6	2.6
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	307.0	307.0	2.0	2.0
- Jet fuel derivative contracts	-	-	209.8	209.8
- Interest rate swaps	1.7	1.7	0.3	0.3
	308.7	308.7	212.1	212.1
Trade receivables*	59.5		57.6
Cash and cash equivalents*	1,675.6		1,515.0
Financial asset: cash > 3 months*	1,484.4		2,130.5
Restricted cash*	34.9		34.6
Other assets*	0.8		0.3
	3,563.9	308.7	3,950.1	212.1
Total financial assets	3,791.4	536.2	3,952.7	214.7

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2019	2019	2018	2018
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	8.0	8.0	409.5	409.5
- Interest rate swaps	-	-	6.0	6.0
	8.0	8.0	415.5	415.5
Long-term debt	892.8	906.8	1,088.2	1,107.2
Bonds	2,442.2	2,509.1	2,440.2	2,519.2
	3,343.0	3,423.9	3,943.9	4,041.9
Current financial liabilities
Derivative financial instruments:-
- Jet fuel derivative contracts	189.7	189.7	-	-
- U.S. dollar currency forward contracts	-	-	189.5	189.5
- Interest rate swaps	-	-	1.0	1.0
	189.7	189.7	190.5	190.5
Current maturities of debt	309.4	309.4	434.6	434.6
Trade payables*	573.8		249.6
Accrued expenses*	320.8		445.5
	1,393.7	499.1	1,320.2	625.1
Total financial liabilities	4,736.7	3,923.0	5,264.1	4,667.0
*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

13.
Shareholder returns

In the year ended March 31, 2019 the Company bought back 37.8M ordinary shares at a total cost of €561M. This buy-back was equivalent to approximately 3.2% of the Company’s issued share capital at March 31, 2018. All of these ordinary shares repurchased were cancelled at March 31, 2019.

In FY18 the Company bought back 46.7M shares at a total cost of €829M. This buy-back was equivalent to approximately 3.8% of the Company’s issued share capital at March 31, 2017. All of these repurchased ordinary shares were cancelled at March 31, 2018.

As a result of the share buybacks in the year ended March 31, 2019, share capital decreased by 37.8M ordinary shares (46.7M ordinary shares in the year ended March 31, 2018) with a nominal value of €0.2M (€0.3M in the year ended March 31, 2018) and the other undenominated capital reserve increased by a corresponding €0.2M (€0.3M in the year ended March 31, 2018). The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

14.
Related party transactions

The Company’s related parties comprise its subsidiaries, Directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the year ended March 31, 2019 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2018 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

15.
Post balance sheet events

The Group recently concluded a low cost, €750M unsecured (5 year) bank facility, for general corporate purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 May, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary